FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Park Place, Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________
EXHIBIT INDEX
The following is a list of Exhibits included as part of this Report on Form 6-K:
1.     Material Change Report
2.     Credit Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   May 28, 2007

Exhibit 1
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Park Place, Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

May 21, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on May 21, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced that it has entered into a US$1.5 billion credit facility with a syndicate of twelve lenders.

5.	Full Description of Material Change

Goldcorp announced that it has entered into a US$1.5 billion credit facility with a syndicate of twelve lenders.

The credit facility replaces Goldcorp’s existing credit facilities. It is intended to be used to finance growth opportunities and for general corporate purposes. The floating rate facility is unsecured and amounts drawn are required to be financed or repaid by May 18, 2012.

For the facility, Bank of Montreal acted as Co-Lead Arranger, Administrative Agent and Sole Bookrunner and Bank of Nova Scotia acted as Co-Lead Arranger, Syndication Agent and Processing Agent.
Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome ! of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Charles Jeannes, Executive Vice, Corporate Development of Goldcorp at (604) 696-3000.

9.	Date of Report

May 24, 2007.

Exhibit 2
GOLDCORP INC.
as Borrower
and
BANK OF MONTREAL
as Co-Lead Arranger, Administrative Agent and Sole Bookrunner
and
THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Processing Agent and Syndication Agent
and
CANADIAN IMPERIAL BANK OF COMMERCE, CITIBANK N.A.,
CANADIAN BRANCH
and JPMORGAN CHASE BANK, N.A., TORONTO BRANCH,
as Co-Documentation Agents
and
DEUTSCHE BANK AG, CANADA BRANCH, HSBC BANK USA, NATIONAL
ASSOCIATION, MERRILL LYNCH CAPITAL CORPORATION,
MORGAN STANLEY SENIOR FUNDING (NOVA SCOTIA),
ROYAL BANK OF CANADA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)
and UBS SECURITIES LLC
as Co-Agents
and
BANK OF MONTREAL, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL
BANK OF COMMERCE, CITIBANK N.A., CANADIAN BRANCH, JPMORGAN
CHASE BANK, N.A., TORONTO BRANCH, DEUTSCHE BANK AG, CANADA BRANCH,
HSBC BANK USA, NATIONAL ASSOCIATION, MERRILL LYNCH
CAPITAL CORPORATION, MORGAN STANLEY SENIOR FUNDING
(NOVA SCOTIA), ROYAL BANK OF CANADA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)
and UBS AG CANADA BRANCH
as Lenders

CREDIT AGREEMENT

Dated as of May 18, 2007
Fasken Martineau DuMoulin LLP
Toronto, Ontario

(continued)

(continued)

(continued)

Page
SCHEDULE E	FORM OF ROLLOVER NOTICE

SCHEDULE F	FORM OF CONVERSION NOTICE

SCHEDULE G	CORPORATE STRUCTURE

SCHEDULE H	REIMBURSEMENT INSTRUMENT

SCHEDULE I	APPLICABLE RATES

             CREDIT AGREEMENT dated as of May 18, 2007 among Goldcorp Inc., a corporation amalgamated under the laws of Ontario (the “Borrower”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia as Processing Agent and Bank of Montreal as Administrative Agent.
             WHEREAS the Borrower has requested the Lenders provide to it a certain credit facility for the purposes set forth in Section 11.1(c);
             AND WHEREAS the Lenders are each willing to provide such credit facility to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;
             NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Defined Terms
             The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:
“Acquisition” means:
(a)	if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition; or
(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.
“Adjusted EBITDA” means, for any particular Fiscal Quarter, Rolling EBITDA for such Fiscal Quarter exclusive of any portion thereof attributable to Silver Wheaton Corp. and its Subsidiaries or to any Subsidiary of the Borrower which has, at the time of determination, any outstanding Project Debt or Permitted Acquisition Indebtedness.
“Administrative Agent” means Bank of Montreal, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a Canadian chartered bank.
“Agents” means the Administrative Agent and the Processing Agent and “Agent” means either of the Agents.
“Agreed Environmental Requirements” means any policy, statement or guidelines of whatsoever nature relating to environmental, health and safety or similar issues and issued from time to time by the World Bank Group or the International Finance Corporation.
“Agreed Risk Management Policy” means the existing “Goldcorp Inc. Hedging Policy & Procedures”, approved by the Board of Directors of the Borrower and dated August 9, 2006, as such policy may be amended or replaced from time to time.
“Alternate Base Rate Canada” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) 1/2 of 1% per annum.
“Alumbrera Project” means the Alumbrera gold and copper mining project located at Alumbrera, Catamarca in northwest Argentina together with its associated pipeline, power, processing and transportation facilities.
“Applicable Rate” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, the rate used to calculate standby fees pursuant to Section 7.5, the rate used to calculate Letter issuance fees pursuant to Section 7.6 or the rate used to calculate the utilization fee pursuant to Section 7.8, in each case by reference to:
(x) until such time as a Rating is obtained for the first time, the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in the Leverage Ratio Pricing Grid in Schedule I hereto;
(y) at any time that a Rating exists, the range in which the Pricing Rating falls as set forth in the Rating Pricing Grid in Schedule I hereto; and

(z) at any time after a Rating has first been obtained and subsequently a Rating no longer exists, Level V pricing in the Rating Pricing Grid in Schedule I hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.7, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to LIBOR Loans and Letters outstanding on such dates, but only for those portions of applicable terms or Interest Periods, as the case may be, falling within those times during which the changes in the Applicable Rate are effective, as provided above.
“Assignment After Default” means any assignment pursuant to Section 15.5(c) after the occurrence of a Default.
“Available Credit” means, at any particular time, the amount, if any, by which the amount of the Credit Facility at such time exceeds the amount of credit outstanding under the Credit Facility at such time.
“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, Toronto, Ontario and New York, New York and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.
“Base Rate Canada” means the variable rate of interest per annum determined by the Processing Agent from time to time as its base rate for United States dollar loans made by the Processing Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Processing Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.
“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.
“Branch of Account” means the Vancouver main branch of the Processing Agent located at Scotia Tower, Vancouver, British Columbia, or such other branch of the Processing Agent located in Canada as the Borrower and the Processing Agent may agree upon.
“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.
“Capital Reorganization” means any change in the issued and outstanding Shares of a Subject Entity.

“Cash” means, at any particular time, the aggregate of cash and Cash Equivalents of the Borrower determined on a consolidated basis at such time.
“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of U.S.$500,000,000 in the case of any commercial bank incorporated in the United States or Cdn. $500,000,000 in the case of any commercial bank incorporated in Canada, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated R-1 low by Dominion Bond Rating Service or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above, (vi) auction rate securities rated at a minimum of Aa2 by Moody’s or AA by S&P and in each case with a maximum auction cycle of 60 days after the date of investment, and (vii) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.
“Companies” means the Borrower and all Subsidiaries of the Borrower and “Company” means any of the Companies.
“Contaminant” means any contaminant, as defined by the EPA.
“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.
“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.
“Corporate Reorganization” means any change in the legal existence of any Subject Entity (other than a Capital Reorganization) including by way of amalgamation, merger, winding up, continuance or plan of arrangement.

“Credit Documents” means this agreement, the Guarantee, the Processing Fee Letter and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document but shall not include Hedging Agreements.
“Credit Facility” means the revolving credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1.
“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.
“Defeased Loan Transaction” means a transaction where loans are made to a given Obligor (“X”) and X or another Obligor either:
(a)	pledges to the holder of such loans cash or Cash Equivalents in an amount not less than 90% of the aggregate principal amount of such loans, as collateral security for the repayment thereof; or
(b)	deposits with the holder of such loans cash or Cash Equivalents in an amount not less than 90% of the aggregate principal amount of such loans, which deposits are required to be maintained with such holder while such loans remain outstanding.
“Designated Account” means, with respect to transactions in U.S. dollars for the Borrower, the account of the Borrower maintained by the Processing Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.
“Distribution” means:
(a)	the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of an Obligor, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower; and
(b)	the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights.
“$” denotes U.S. dollars.
“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.
“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter plus, to the extent deducted in determining Net Income, the aggregate of:
(a)	Interest Expenses for such Fiscal Quarter;
(b)	consolidated income tax expenses of the Borrower for such Fiscal Quarter; and
(c)	consolidated depreciation and amortization expenses and other non-cash expenses of the Borrower for such Fiscal Quarter.
The calculation of EBITDA shall be adjusted for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.
“Engagement Letter” means the engagement letter dated March 8, 2007 between the Borrower and Bank of Montreal, as the same may be amended, modified, supplemented or replaced from time to time.
“Environmental Laws” means the Agreed Environmental Requirements and all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the EPA, as amended).
“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.
“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.
“Event of Default” means any one of the events set forth in Section 13.1.
“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Processing Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.
“Existing Credit Agreements” means:

(a)	the amended and restated credit agreement dated as of April 21, 2006 between the Borrower, The Bank of Nova Scotia, as administrative agent and the lenders referred to therein, establishing a U.S. $500,000,000 revolving term credit facility;
(b)	the credit agreement dated as of April 21, 2006 between the Borrower, The Bank of Nova Scotia, as processing agent and the lenders referred to therein, establishing a U.S. $350,000,000 revolving term credit facility; and
(c)	the credit agreement dated as of April 21, 2006 between the Borrower, The Bank of Nova Scotia, as processing agent and the lenders referred to therein, establishing a U.S. $550,000,000 non-revolving term credit facility;
in each case as amended, modified, supplemented or replaced from time to time.
“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Processing Agent from three Federal Funds brokers of recognized standing selected by the Processing Agent.
“Finance Parties” means the Agents and the Lenders.
“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.
“Fiscal Year” means the twelve-month period ending on the last day of December in each year.
“generally accepted accounting principles” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants.
“Guarantee” means the guarantee to be entered into by the Guarantor in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time.
“Guarantor” means Goldcorp Canada Ltd.

“Hazardous Materials” means:
(a)	any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquified natural gas or synthetic gas usable for fuel; or
(b)	any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.
“Hedging Agreement” means any present or future swap, hedging, foreign exchange or cash management agreement or other derivative transaction entered into by any Obligor which constitutes any gold, silver or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor.
“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, obligations of any Person under any gold, silver or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).
“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3 and 15.5 as the individual commitment of such Lender with respect to the Credit Facility provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to the Credit Facility shall thereafter be equal to the

Individual Commitment of such Lender under the Credit Facility immediately prior to the termination of the Credit Facility.
“Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses (including, for greater certainty, issuance fees with respect to letters of credit and stamping fees with respect to bankers’ acceptances).
“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.
“Issuing Lender” means The Bank of Nova Scotia or any other Lender selected by the Agents and acceptable to the Borrower who assumes in writing the obligation of issuing Letters under the Credit Facility on behalf of the Lenders.
“Letters” means standby letters of credit or letters of guarantee issued by the Issuing Lender pursuant hereto (i) at the request, and on the credit, of the Borrower and (ii) on behalf of the Borrower and, if applicable, a Subsidiary of the Borrower, each being denominated in Canadian or United States dollars, having a term of not more than one year, being renewable in the sole discretion of the Issuing Lender, being issued to a named beneficiary acceptable to the Issuing Lender and being otherwise in a form satisfactory to the Issuing Lender.
“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.
“LIBOR Loan” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR.
“LIBOR” means the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Processing Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the Reuters Screen Page 3750 at 11:00 a.m. (London time) on the second Banking Day prior to the commencement of such Interest Period.
“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.
“Loans” means Base Rate Canada Loans and LIBOR Loans.
“Luismin” means Luismin S.A. de C.V., a corporation incorporated under the laws of Mexico.

“Luismin Mines” means the existing gold-silver mines and the gold mines to be developed pursuant to the advanced development projects in Mexico owned by Luismin through its wholly-owned Subsidiaries (i) in the San Dimas District on the border of the State of Durango and the State of Sinaloa, commonly known as the Tayoltita, Santa Rita and Central Block Mines; and (ii) in the State of Guerrero, commonly known as the Los Filos Advanced Development Project and the Bermejal Advanced Development Project.
“Major Credit Rating Agencies” means S&P and Moody’s.
“Majority Lenders” means, at any particular time, such group of Lenders whose Individual Commitments at such time aggregate at least two-thirds of the Total Commitment Amount at such time.
“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.
“Material Adverse Effect” means the effect of any event or circumstance which, in the reasonable opinion of the Majority Lenders, would or could reasonably be expected to have a material adverse effect on (i) the ability of the Obligors, taken as a whole, to pay any amount due and owing hereunder or under any of the other Credit Documents as and when due, (ii) as concerns Section 11.1(n), the business, operations, performance, properties, condition (financial or otherwise), or prospects of the relevant Company or (iii) otherwise, the business, operations, performance, properties, condition (financial or otherwise) or prospects of the Subject Entities, taken as a whole.
“Material Operating Subsidiary” means, subject to the following sentence, any direct or indirect wholly-owned Subsidiary of the Borrower that owns directly any property comprising any operating mine and in respect of which the Rolling EBITDA attributable to such Subsidiary for the most recently completed Fiscal Quarter, based on the segmented information notes in the quarterly financial statements of the Borrower most recently delivered to the Processing Agent pursuant to Section 11.1(a)(ii), is greater than 10% of the Adjusted EBITDA for said Fiscal Quarter, expressed in U.S. dollars. “Material Operating Subsidiaries” shall exclude any Subsidiary of the Borrower that, at the time such Subsidiary would otherwise have become a Material Operating Subsidiary, has incurred Project Debt or Permitted Acquisition Indebtedness. Notwithstanding the foregoing, from and including the date of the initial extension of credit under the Credit Facility to and including the date of the first delivery of quarterly financial statements pursuant to Section 11.1(a)(ii), “Material Operating Subsidiaries” shall be Desarrollos Mineras San Luis, S.A. de C.V. and the Guarantor.
“Maturity Date” means May 18, 2012.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.
“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.
“Net Indebtedness” means, at any particular time, Total Indebtedness at such time less the Cash at such time.
“Non-Guaranteeing Material Operating Subsidiary Companies” means the Companies, other than the Obligors, that are, or own Shares of, directly or indirectly, any Material Operating Subsidiaries.
“Obligors” means the Borrower and the Guarantor.
“Official Body” means any national, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, utility, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.
“Order” means an order, judgment, injunction or other determination restricting payment by the Issuing Lender under or in accordance with a Letter or extending the Issuing Lender’s liability beyond the expiration date stated therein.
“Overdraft Lender” means The Bank of Nova Scotia or any other Lender selected by the Agents and acceptable to the Borrower who assumes in writing the obligation of making Overdraft Loans under the Credit Facility on behalf of the Lenders.
“Overdraft Loan” shall have the meaning ascribed thereto in Section 3.11(a).
“Permitted Acquisition” means any Acquisition with respect to which:
(a)	the business of the entity being acquired is, (in the case of a share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) the mining industry;
(b)	no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition; and
(c)	the financial covenants set out in Sections 11.1(o) and (p) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition.

“Permitted Acquisition Indebtedness” means any Indebtedness resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and any Indebtedness incurred upon and following the Permitted Acquisition pursuant to any commitment which existed prior to, and not in contemplation of, the Permitted Acquisition (or any Indebtedness incurred in refinancing such Indebtedness or pursuant to any renewal or replacement commitment provided in all cases that the amount thereof is not increased).
“Permitted Capital Reorganization” means any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Borrower in any Material Operating Subsidiary and (ii) where no Default or Event of Default has occurred and is outstanding at the time of the consummation of the Capital Reorganization or would arise immediately thereafter.
“Permitted Corporate Reorganization” means any Corporate Reorganization (i) where the Person resulting therefrom becomes bound, by contract or operation of law, by the terms of the Credit Documents to which each Subject Entity participating in the Corporate Reorganization is a party and delivers to the Processing Agent a certificate confirming the foregoing; (ii) the Borrower provides notice to the Processing Agent of the Corporate Organization; and (iii) no Default or Event of Default has occurred and is outstanding at the time of such Corporate Reorganization or would arise immediately thereafter.
“Permitted Indebtedness” means any one or more of the following:
(a)	the Indebtedness of the Obligors under the Credit Documents;
(b)	Indebtedness arising under Capital Leases and Purchase Money Indebtedness;
(c)	Indebtedness in respect of Hedging Agreements incurred in accordance with Section 11.1(s);
(d)	Indebtedness of Material Operating Subsidiaries (excepting the Guarantor) not prohibited by Section 11.2(f);
(e)	any other unsecured Indebtedness (other than a guarantee of any Project Debt); and
(f)	any Indebtedness of any Subject Entity pursuant to a limited recourse guarantee pursuant to which the only recourse of the creditor thereunder is the shares of a Subsidiary of the Borrower (for certainty, other than any Material Operating Subsidiary) that has incurred Project Debt.
“Permitted Liens” means any one or more of the following with respect to the property and assets of the Subject Entities:

(a)	Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;
(b)	the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;
(c)	Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;
(d)	restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Subject Entity, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;
(e)	the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Subject Entity or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;
(f)	the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;
(g)	security given to an Official Body when required by such Official Body in connection with the operations of any Subject Entity, all in the ordinary course of business;

(h)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;
(i)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;
(j)	restrictions of Official Bodies affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;
(k)	Liens on concentrates, minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Subject Entity’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings;
(l)	any other Lien satisfaction of which has been provided for by deposit in escrow of cash or a surety bond in an amount not exceeding U.S.$30,000,000 at any time;
(m)	Liens to secure Permitted Indebtedness referred to in paragraphs (b) and (d) thereof;
(n)	royalties on the production or profits from mining and other Liens arising under Third Party Mining Arrangements;
(o)	Liens on project assets created to secure the delivery of silver produced therefrom pursuant to a Silver Purchase Agreement;
(p)	Liens against cash or Cash Equivalents, provided that such cash or Cash Equivalents have been provided as collateral security for the obligations of one or more of the Subject Entities under a Defeased Loan Transaction (including, for certainty, the obligations of an Obligor under a guarantee provided in connection therewith); and
(q)	the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.
“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.
“Pollutant” means any pollutant, as defined by EPA.
“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.3.
“Pricing Rating” means, as of any date, the highest Rating of the Borrower as at such date; provided, however, if at such time there are two or more Ratings of the Borrower and there is more than one tier difference between the two highest Ratings, the Pricing Rate shall be the Rating which is one tier above the lower of such two Ratings.
“Pro Rata Share” means, at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all Lenders at such time.
“Processing Agent” means The Bank of Nova Scotia, in its capacity as processing agent of the Lenders, and any successor thereto pursuant to Section 14.12.
“Processing Fee Letter” means the fee letter dated May 18, 2007 between the Borrower and The Bank of Nova Scotia, as the same may be amended, modified, supplemented or replaced from time to time.
“Project Debt” means any Indebtedness used to finance the development, expansion or construction of any mining project (or any Indebtedness incurred in refinancing any such Indebtedness).
“Purchase Money Indebtedness” means Indebtedness assumed by any Obligor as part of, or issued or incurred by any Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.
“Rating” means, with respect to a particular Major Credit Rating Agency at a particular time, the rating ascribed by such Major Credit Rating Agency to the senior unsecured debt of the Borrower at such time.
“Red Lake Mines” means the gold mines in Northern Ontario, Canada owned by the Borrower and the Guarantor, directly, as partners in Red Lake Gold Mines, an Ontario general partnership, and commonly referred to as the Red Lake Mines (previously commonly referred to as the Red Lake Mine and the Campbell Mine).

“Release” means a “discharge”, as such term is defined in the EPA.
“Rolling EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):
(a)	the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and
(b)	any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.
“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with generally accepted accounting principles on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition,
(a)	for the Fiscal Quarter during which such date occurs (the “Pro Forma Fiscal Quarter”), pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of such Fiscal Quarter multiplied by four;
(b)	for the first Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter multiplied by two;
(c)	for the second Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter multiplied by 4/3; and
(d)	for the third Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the two immediately preceding Fiscal Quarters and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.
“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.
“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.
“Silver Purchase Agreement” means any agreement pursuant to which a Subject Entity agrees to sell silver produced from project assets owned by the Subject Entity to a purchaser for a specified period.
“Subject Entities” means the Obligors and the Material Operating Subsidiaries and “Subject Entity” means any of the Subject Entities.
“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.
“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower as goodwill and intangible assets.
“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.
“Taxes” means all taxes, charges, fees, levies, imposts, rates, dues and assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including federal, state, provincial, municipal and foreign Official Bodies), and whether disputed or not.
“Third Party Mining Arrangements” means any arrangement with another Person or Persons of a nature that is, or shall have become customary in, the mining business for the purposes of sharing the risks or costs of exploring, acquiring, developing or producing minerals from property owned by a Subject Entity, including, operating, processing, farm-in, farm-out, development, area of mutual interest, unitization, pooling, joint bidding, joint venture, service, partnership, subscription and stock purchase agreement and other similar agreements.
“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments of all of the Lenders at such time.
“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis at such time.
“Total Indebtedness to Tangible Net Worth Ratio” means, at any particular time, the ratio of Total Indebtedness at such time to Tangible Net Worth at such time.
“U.S.” and “United States” means the United States of America.
“U.S. Dollar Equivalent” means the Exchange Equivalent in United States dollars of any amount of Canadian dollars.
“Utilization Percentage” means, for any particular day, the percentage obtained when the aggregate amount of credit outstanding under the Credit Facility as at the close of business on such day is divided by the amount of the Credit Facility as at the close of business on such day.
“Waste” means any waste, as defined by EPA.
1.2	Other Usages
             References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.
1.3	Plural and Singular
             Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4	Headings
             The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.
1.5	Currency
             Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.
1.6	Applicable Law
             This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 15.1, such service to become effective five Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.
1.7	Time of the Essence
             Time shall in all respects be of the essence of this agreement.
1.8	Non-Banking Days
             Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.
1.9	Consents and Approvals
             Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.
1.10	Amount of Credit
             Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a)	in the case of a LIBOR Loan or Base Rate Canada Loan, the principal amount thereof;
(b)	in the case of a Letter denominated in U.S. dollars, the contingent liability of the Issuing Lender thereunder; and
(c)	in the case of a Letter denominated in Canadian dollars, the U.S. Dollar Equivalent of the contingent liability of the Issuing Lender thereunder.
1.11	Schedules
             Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.
1.12	Extension of Credit
             For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.
ARTICLE 2
CREDIT FACILITY
2.1	Establishment of Credit Facility
             Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a revolving credit facility (the “Credit Facility”) in the amount of U.S.$1,500,000,000 (as such amount may be reduced pursuant to Section 2.3), provided that the aggregate amount of credit extended to the Borrower by way of Letters shall not at any time exceed U.S. $150,000,000.
2.2	Lenders’ Commitments
             Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility. All credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3	Reduction of Credit Facility
             The Borrower may, from time to time and at any time, by notice in writing to the Processing Agent, permanently reduce the Credit Facility in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given. The amount of the Credit Facility will be permanently reduced with respect to each repayment made in accordance with Section 9.1. Any repayment or prepayment of credit outstanding under the Credit Facility (other than as set forth above) shall not cause a reduction in the amount of the Credit Facility. Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the Credit Facility. Upon any reduction of the Credit Facility, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of the Credit Facility.
2.4	Termination of Credit Facility
(a)	The Credit Facility shall terminate upon the earliest to occur of:
(i)	the termination of the Credit Facility in accordance with Section 13.1;
(ii)	the date on which the Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(iii)	the Maturity Date.
(b)	Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.
ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS
3.1	Types of Credit Availments
             Subject to the terms and conditions hereof, the Borrower may obtain credit under the Credit Facility from the Lenders through the Branch of Account by way of one or more Base Rate Canada Loans, LIBOR Loans and Letters. Any extension of credit hereunder by way of Base Rate Canada Loans or LIBOR Loans shall be in a minimum amount of U.S.$10,000,000.
3.2	Funding of Loans
             Each Lender shall make available to the Processing Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 11:00 a.m. (Vancouver time) on the date of the extension of credit. The Processing Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited). Unless the Processing Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Processing Agent its Pro Rata Share of such Loan, the Processing Agent may assume that such Lender has made such portion of the Loan available to the Processing Agent on the date of the extension of credit in accordance with the provisions hereof and the Processing Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Processing Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Processing Agent, such Lender agrees to pay to the Processing Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Processing Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Processing Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Processing Agent forthwith after demand therefor by the Processing Agent. The amount payable by each Lender to the Processing Agent pursuant hereto shall be set forth in a certificate delivered by the Processing Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Processing Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.
3.3	Failure of Lender to Fund Loan
             If any Lender fails to make available to the Processing Agent its Pro Rata Share of any Loan under the Credit Facility as required (such Lender being herein called the “Defaulting Lender” and the Processing Agent has not funded pursuant to Section 3.2, the Processing Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Processing Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Processing Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the

Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Processing Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.
3.4	Timing of Credit Availments
             No LIBOR Loan or Letter under the Credit Facility may have a maturity date later than the Maturity Date.
3.5	Inability to Fund U.S. Dollar Advances in Canada
             If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Processing Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternative Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:
(a)	the right of the Borrower to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;
(b)	if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;
(c)	if any LIBOR Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of such LIBOR Loan; and
(d)	if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a LIBOR Loan at such time, be immediately converted to a LIBOR Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Canada Loan.
3.6	Time and Place of Payments. Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 10:00 a.m. (Vancouver time) on the day specified for payment and the Processing Agent shall be entitled to withdraw the amount of any payment due to the Processing Agent or the Lenders hereunder from such accounts on the day specified for payment.
3.7	Remittance of Payments
             Forthwith after the withdrawal from the Designated Account by the Processing Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Processing Agent shall, subject to Sections 3.2 and 8.3 remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except (x) to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Processing Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Processing Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Processing Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Processing Agent to collect such amount (without in any way obligating the Processing Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Processing Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Processing Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.
3.8	Evidence of Indebtedness
             The Processing Agent shall maintain accounts wherein the Processing Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan, each Letter issued and draw upon and all other amounts becoming due to and being paid to the Lenders or the Agents hereunder, including, Letter fees and standby fees. The Processing Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.
3.9	General Provisions Relating to All Letters
(a)	The Borrower hereby acknowledges and confirms to the Issuing Lender that the Issuing Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter and payment by the Issuing Lender pursuant to a Letter shall not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the Borrower. The sole obligation of the Issuing Lender with respect to Letters is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.
(b)	The Issuing Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter and the Borrower unconditionally assumes all risks with respect to the same. The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.
(c)	The obligations of the Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:
(i)	any lack of validity or enforceability of this agreement or any such Letter;
(ii)	any amendment or waiver of or any consent to departure from this agreement;
(iii)	the existence of any claim, set-off, defense or other rights which the Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other person or entity;
(iv)	any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;
(v)	payment by the Issuing Lender under such Letter against presentation of a sight draft or certificate which does not comply with the terms of such Letter;
(vi)	any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter; or
(vii)	any reduction or withdrawal of the Issuing Lender’s credit rating by any rating agency.
The obligations of the Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter.
(d)	Any action, inaction or omission taken or suffered by the Issuing Lender or any of the Issuing Lender’s correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrower and shall not place the Issuing Lender or any of its correspondents under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns. The Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents to honour and pay any Draft or Drafts.
(e)	The Borrower agrees that the Lenders, the Overdraft Lender, the Issuing Lender and the Agents shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Overdraft Lender, the Issuing Lender or the Agents or any other person in connection therewith, other than any such liability that a court of competent jurisdiction determines arose on account of the Issuing Lender’s gross negligence or wilful misconduct.

(f)	The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce (the “UCP”) shall in all respects apply to each Letter and shall be deemed for such purpose to be a part hereof as if fully incorporated herein. In the event of any conflict between the UCP and the laws of any jurisdiction specified in the relevant Letter, the UCP shall prevail to the extent necessary to remove the conflict.
3.10	Notice Periods
             Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Processing Agent prior to 10:00 a.m. (Vancouver time) on the third Banking Day prior to the date of any voluntary prepayment or the date of any drawdown, rollover or conversion.
3.11	Overdraft Loans.
(a)	Subject to the following provisions of this Section, overdrafts arising from clearance of cheques or drafts drawn on the U.S. dollar or Canadian dollar accounts of the Borrower maintained with the Overdraft Lender, and designated by the Overdraft Lender for such purpose, shall be deemed to be outstanding as an extension of credit to the Borrower from the Overdraft Lender under the Credit Facility (each, an “Overdraft Loan”) as Base Rate Canada Loans (any overdraft in Canadian dollar accounts shall be deemed to be outstanding as a Base Rate Canada Loan in an amount equal to the U.S. Dollar Equivalent of the amount of such Canadian dollar amount). For certainty, notwithstanding Section 4.1, no Drawdown Notice need be delivered by the Borrower in respect of Overdraft Loans.
(b)	Except as otherwise specifically provided herein, all references to Base Rate Canada Loans shall include Overdraft Loans.
(c)	Overdraft Loans shall be made by the Overdraft Lender alone, without assignment to, or participation by, the other Lenders.
(d)	The aggregate principal amount of the Overdraft Loans shall not exceed U.S.$50,000,000.
(e)	If the Borrower shall request a drawdown under the Credit Facility other than under this Section (a “Syndicated Drawdown”) and the Overdraft Lender’s Pro Rata Share of such Syndicated Drawdown would cause the Overdraft Lender’s Pro Rata Share of all Syndicated Loans together with the Overdraft Loans then outstanding to exceed the Overdraft Lender’s Individual Commitment, then the Borrower shall be deemed to have given a repayment notice notifying the Processing Agent of a repayment of the Overdraft Loans to the extent of such excess (without any bonus or penalty being payable in respect thereof) and the Borrower shall make such repayment on the requested date of such Syndicated Drawdown. For the purposes hereof “Syndicated Loans” means all credit outstanding under the Credit Facility other than Overdraft Loans.

(f)	The Borrower may make repayments of Overdraft Loans (together with accrued interest thereon) by deposit to the accounts referred to in Section 3.11(a) from time to time without penalty.
(g)	All interest payments and principal repayments of or in respect of Overdraft Loans shall be solely for the account of the Overdraft Lender.
(h)	Notwithstanding anything to the contrary herein contained or contrary to the provisions of applicable law,
(i)	(I) if a Default occurs and is continuing or (II) if the Overdraft Lender so requires, and there are then outstanding any Overdraft Loans, then, effective on the day of notice to that effect to the other Lenders from the Overdraft Lender or
(ii)	if any Overdraft Loan has remained outstanding for five consecutive Banking Days, then, effective on the next Banking Day, the Borrower shall be deemed to have requested, and hereby requests, an extension of credit by way of drawdown of an amount of Base Rate Canada Loans sufficient to repay the Overdraft Loans and accrued and unpaid interest in respect thereof, and on the day of receipt of such notice, each of the other Lenders shall disburse to the Overdraft Lender its respective Pro Rata Share of such amounts and such amounts shall thereupon be deemed to have been advanced by the Lenders to the Borrower and to constitute Syndicated Loans (by way of Base Rate Canada Loans). If a Lender does not disburse to the Overdraft Lender its respective Pro Rata Share of any amount under this Section then, for the purpose only of any distributions or payments to such Lenders (and not, for greater certainty, for purposes of any obligations of such Lenders, including those under Section 14.10), including any distribution or payment with respect to the Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Individual Commitment of such Lender shall be deemed to be nil and the Individual Commitment of the Overdraft Lender shall be increased by the Individual Commitment of such Lender until the amounts owed by the Borrower are outstanding to each Lender in accordance with its Pro Rata Share determined without regard to this sentence. If any amount disbursed by a Lender to the Overdraft Lender under this Section and deemed to have been advanced to the Borrower must be repaid by the Overdraft Lender or by such Lender to the Borrower then no reduction of the Overdraft Loans as contemplated above shall be deemed to have occurred, but the relevant Lenders shall purchase participations in the Overdraft Loans (without recourse to the Overdraft Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.
(i)	For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to advance their Pro Rata Share of an extension of credit by way of drawdown contemplated by section 3.11(h) and to disburse to the Overdraft Lender their Pro Rata Shares of the Syndicated Loan referenced therein irrespective of:
(i)	whether a Default or Event of Default is then continuing or whether any other condition in Article 12 is met; and
(ii)	whether the Borrower has in fact actually requested such extension of credit by way of drawdown (by delivery of a Drawdown Notice or otherwise).
ARTICLE 4
DRAWDOWNS
4.1	Drawdown Notice
            Subject to the provisions hereof and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Processing Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.10 and specifying:
(a)	the date the credit is to be obtained;
(b)	whether the credit is to be obtained by way of Base Rate Canada Loan, LIBOR Loan or Letter;
(c)	in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;
(d)	if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period;
(e)	if the credit is to be obtained by way of Letter, the named beneficiary of the Letter, the maturity date and amount of the Letter, the currency in which the Letter is to be denominated and all other terms of the Letter (including, without limitation, (i) the proposed form of the Letter and (ii) if the Letter is to be issued on behalf of a Subsidiary of the Borrower as well as on behalf of the Borrower, the name of such Subsidiary); and
(f)	the details of any irrevocable authorization and direction pursuant to Section 3.2.
If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of the Borrower as well as on behalf of the Borrower, the Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule H hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the

Issuing Lender on demand for the full amount of each and any Draft presented to and paid by the Issuing Lender in accordance with such Letter.
ARTICLE 5
ROLLOVERS
5.1	LIBOR Loans
            Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Processing Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.
5.2	Rollover Notice
            The notice to be given to the Processing Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:
(a)	the maturity date of the maturing LIBOR Loan;
(b)	the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced; and
(c)	the Interest Period or Interest Periods of the replacement LIBOR Loans.
ARTICLE 6
CONVERSIONS
6.1	Converting Loan to Other Type of Loan
            Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Processing Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2	Conversion Notice
            The notice to be given to the Processing Agent pursuant to Section 6.1, (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:
(a)	the type of Loan to be converted;

(b)	the date on which the conversion is to take place;
(c)	the principal amount of the Loan or the portion thereof which is to be converted;
(d)	the type and amount of the Loan into which the outstanding Loan is to be converted; and
(e)	if an outstanding Loan is to be converted into a LIBOR Loan, the applicable Interest Period.
6.3	Absence of Notice
            Subject to Sections 3.5 in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the Borrower shall be automatically converted to a Base Rate Canada Loan as though a notice to such effect had been given in accordance with Section 6.2.
6.4	Conversion by Lenders
            Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Processing Agent may, on the maturity date of a LIBOR Loan, convert such LIBOR Loan into a Base Rate Canada Loan, as though a notice to such effect had been given in accordance with Section 6.2.
ARTICLE 7
INTEREST AND FEES
7.1	Interest Rates
            The Borrower shall pay to the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:
(i)	in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate; and

(ii)	in the case of each LIBOR Loan, LIBOR plus the Applicable Rate.
7.2	Calculation and Payment of Interest
(a)	Interest on the outstanding principal amount from time to time of each Base Rate Canada Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365.
(b)	Accrued interest shall be paid,
(i)	in the case of interest on Base Rate Canada Loans, monthly in arrears on the 22nd day of each calendar month; and
(ii)	in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.
7.3	General Interest Rules
(a)	For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.
(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.
(c)	If the Borrower fails to pay any fee or other amount of any nature payable by it to the Agents or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Agents or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Alternate Base Rate Canada plus 3% in the case of overdue amounts denominated in U.S. dollars. Such interest on overdue amounts shall become due and be paid on demand made by either Agent.
7.4	Selection of Interest Periods
            With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:
(a)	Interest Periods shall have a duration from one, two, three or six months (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being less than fifteen (15));

(b)	the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and
(c)	if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.
7.5	Standby Fee
            Upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the Credit Facility, the Borrower shall pay, in accordance with Section 3.6, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the termination of the Credit Facility.
7.6	Letter Fees
(a)	The Borrower shall pay to the Lenders, in accordance with Section 3.6, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to the Applicable Rate on the basis of a year of 365 days and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. In addition, with respect to all Letters, the Borrower shall from time to time pay to the Issuing Lender its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters. Each such payment is non-refundable and fully earned when due.
(b)	With respect to each Letter issued hereunder, the Borrower shall pay to the Issuing Lender, in accordance with Section 3.6, a fronting fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate of 0.125% per annum on that portion of the amount of each such Letter for which Lenders other than the Issuing Lender have agreed to reimburse the Issuing Lender for any amounts drawn hereunder and for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. Each such payment is non-refundable and fully earned when due.
7.7	Applicable Rate Adjustment
(a)	For so long as no Rating exists, the changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Processing Agent with respect to the second immediately preceding Fiscal Quarter. If a new Applicable Rate becomes effective during the term of an outstanding LIBOR Loan or Letter, the Processing Agent shall forthwith determine the amount of any overpayment or underpayment of interest with respect to such LIBOR Loan or issuance fees with respect to such Letters and notify the Borrower and the Lenders of such amounts. Such determination by the Processing Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be. In the event of an underpayment, the Borrower shall, upon receipt of such notice, pay to the relevant Lenders in accordance with Section 3.6, the amount of such underpayment. In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been fully applied, or, if any overpayment or part thereof is still outstanding on the first Banking Day of the next Fiscal Quarter, the amount of such overpayment or part thereof shall be paid by the Lenders to the Borrower on such first Banking Day.
(b)	For so long as a Rating exists, the changes in the Applicable Rate shall be effective on (i) the date the initial Rating (as announced by the relevant Major Credit Rating Agency) is obtained or (ii) the effective date for any change in the Pricing Rating (as announced by the relevant Major Credit Rating Agency). If a new Applicable Rate becomes effective during the term of an outstanding LIBOR Loan or Letter, the Processing Agent shall forthwith determine the amount of any overpayment or underpayment of interest with respect to such LIBOR Loan or issuance fees with respect to such Letters and notify the Borrower and the Lenders of such amounts. Such determination by the Processing Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be. In the event of an underpayment, the Borrower shall, upon receipt of such notice, pay to the relevant Lenders in accordance with Section 3.6, the amount of such underpayment. In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been fully applied or if any overpayment or part thereof is still outstanding on the first Banking Day of the next Fiscal Quarter, the amount of such overpayment or part thereof shall be paid by the Lenders to the Borrower on such first Banking Day.

7.8          Utilization Fee. Upon the first Banking Day of each Fiscal Quarter commencing after the date hereof and on the date the Credit Facility is terminated in accordance with Section 2.4, the Borrower shall pay to the Lenders, in arrears, a utilization fee, calculated and accruing daily from and including the date hereof for each day on which the Utilization Percentage is greater than or equal to                                                                                                                               on the amount of the credit outstanding under the Credit Facility as at the close of business on each such day.
ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS
8.1	Conditions of Credit
            The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.
8.2	Change of Circumstances
(a)	If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:
(i)	prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or
(ii)	shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this agreement or reduces such Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such

Lender, the Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns. Such Lender shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount. Notwithstanding this Section 8.2(a), the Borrower shall not be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 60 days before receipt by the Borrower of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.
(b)	Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.
8.3	Failure to Fund as a Result of Change of Circumstances
            If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a) (the “Affected Lender”), then the Borrower may indicate to the Processing Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Processing Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or either Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting

Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facility and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any obligations hereunder. Upon the assumption of the Affected Lender’s Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the amount of such assumption.
8.4	Indemnity Relating to Credits
            Upon notice from either Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to such Agent or the Lenders such amount or amounts as will compensate such Agent or the Lenders (including, for certainty, the Issuing Lender) for any loss, cost or expense incurred by them:
(a)	in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan as a result of:
(i)	the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Processing Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or
(ii)	the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Processing Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).
(b)	with respect to any Letter, arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the collection of amounts owed by the Borrower hereunder in respect of such Letter or the enforcement of the Processing Agent or the Lenders’ rights hereunder in respect of such Letter including, without limitation, legal proceedings attempting to restrain the Processing Agent or the Lenders from paying any amount under such Letter.

8.5	Indemnity for Transactional and Environmental Liability
(a)	The Borrower hereby agrees to indemnify and hold each Agent, each Lender, the Overdraft Lender, the Issuing Lender and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties") free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or willful misconduct.
(b)	Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or willful misconduct.
(c)	All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement. The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of either Agent or any of the Lenders.
(d)	The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, each Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.
(e)	If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.
(f)	The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(f).
8.6	Gross-Up for Taxes
(a)	Any and all payments made by the Borrower under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of either Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of either Agent or any Lender, the Borrower shall:
(i)	promptly notify the Processing Agent of such requirement;
(ii)	pay to such Agent or Lender, as the case may be, in addition to the Payment to which such Agent or Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Agent or Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower, such Agent or such Lender) equals the full amount such Agent or Lender, as the case may be, would have received had no such deduction or withholding been required;
(iii)	make such deduction or withholding;
(iv)	pay to the relevant Official Body in accordance with applicable law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to such Agent or Lender under this Section 8.6(a)), within the time period required by applicable law; and
(v)	as promptly as possible thereafter, forward to such Agent or Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to such Agent or Lender, evidencing such payment to such Official Body.
(b)	If either Agent or any Lender is subject to Taxes under Part XIII of the Tax Act (or any successor part) in respect of any Payment made by the Borrower but such Taxes are not levied by way of deduction or withholding (all such Taxes being “Non-Withheld Part XIII Taxes”), the Borrower shall pay to such Agent or Lender, as the case may be, at the time the Borrower makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by such Agent or Lender, as the case may be, is equal to the Payment plus the amount of Non-Withheld Part XIII Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 8.6(b).
(c)	In the case of a Lender that is a non-resident of Canada for the purposes of the Tax Act, Sections 8.6(a) and (b) shall apply only if such Lender becomes a Lender after the date hereof and has acquired its interest under the Credit Documents with the prior written consent of the Borrower or pursuant to an Assignment After Default.
(d)	The Borrower hereby indemnifies and holds harmless each Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes, including Non-Withheld Part XIII Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) such Agent or Lender, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:
(i)	remit to such Agent or Lender the documentation referred to in Section 8.6(a)(v);
(ii)	pay any Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6)); or
(iii)	pay to the such Agent or Lender any Non-Withheld Part XIII Taxes in accordance with Section 8.6(b), whether or not such Taxes were correctly or legally assessed. Either Agent or any Lender who pays any Taxes (other than Non-Withheld Part XIII Taxes), and either Agent or any Lender who pays any Non-Withheld Part XIII Taxes in excess of the amount (if any) paid by the Borrower on account thereof under Section 8.6(b), shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date the relevant Agent or Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.
(e)	If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the relevant Lender or Agent, as applicable, shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.
(f)	If any Lender or Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Lender or Agent, as the case may be, is attributable to the Taxes giving rise to such payment made by the Borrower, then such Lender or Agent, as the case may be, shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or Agent, as the case may be, which such Agent or Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible. The Borrower, upon the request of either Agent or any Lender, agrees to repay such Agent or Lender, as the case may be, any portion of any such refund or credit paid over to the Borrower that such Agent or Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Agent or Lender, as the case may be, as a result of or related to such payment to such Official Body. Neither Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit. Neither either Agent nor any Lender shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(f) or any other provision of this Section 8.6.
(g)	The Borrower also hereby indemnifies and holds harmless each Agent and Lender, on an after-Taxes basis, for any additional taxes on net income that such Agent or Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.
(h)	Any Lender that is entitled to an exemption from or reduction of withholding tax or Non-Withheld Part XIII Taxes under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Processing Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower or the Processing Agent, such properly completed and executed documentation prescribed by applicable law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Non-Withheld Part XIII Taxes. In addition, (i) any Lender, if requested by the Borrower or the Processing Agent, shall deliver such other documentation prescribed by applicable law (if any) or reasonably requested by the Borrower or the Processing Agent as will enable the Borrower or the Processing Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Business Days thereof notify the Borrower and the Processing Agent in writing. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(h) that such Lender is not legally able to deliver.
(i)	Additional amounts payable under Section 8.6(a) and Non-Withheld Part XIII Taxes payable under Section 8.6(b) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 8.6(a) or Non-Withheld Part XIII Taxes payable under Section 8.6(b), in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document. All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.
(j)	The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.
(k)	For purposes of this Section 8.6 “Lenders” shall include the Overdraft Lender and the Issuing Lender.
ARTICLE 9
REPAYMENTS AND PREPAYMENTS
9.1	Repayments
            The Borrower shall repay to the Lenders in full the outstanding credit under the Credit Facility on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.
9.2	Voluntary Prepayments under Credit Facility
            Subject to Section 9.3, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.4(a) shall be complied with in connection with any such prepayment. Amounts which are prepaid as aforesaid may be reborrowed.

9.3	Prepayment Notice
            The Borrower shall give written notice to the Processing Agent of each voluntary prepayment pursuant to Section 9.2. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:
(a)	the date on which the prepayment is to take place; and
(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid.
9.4	Reimbursement or Conversion on Presentation of Letters
(a)	On presentation of a Letter and payment thereunder by the Issuing Lender, the Borrower shall forthwith pay to the Processing Agent for the account of the Issuing Lender, and thereby reimburse the Issuing Lender for, all amounts paid by the Issuing Lender pursuant to such Letter; failing such payment, the Borrower shall be deemed to have effected a conversion of such Letter into a Base Rate Canada Loan to the extent of the payment of the Issuing Lender thereunder.
(b)	If the Issuing Lender makes payment under any Letter and the Borrower does not fully reimburse the Issuing Lender on or before the date of payment, then Section 9.4(a) shall apply to deem a Base Rate Canada Loan to be outstanding to the Borrower under this agreement in the manner therein set out. Each Lender shall, on request by the Issuing Lender, immediately pay to the Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by the Issuing Lender such that each relevant Lender is participating in the deemed Base Rate Canada Loan in accordance with its Pro Rata Share.
(c)	Each Lender shall immediately on demand indemnify the Issuing Lender to the extent of such Lender’s Pro Rata Share of any amount paid or liability incurred by the Issuing Lender under each Letter issued by it to the extent that the Borrower does not fully reimburse the Issuing Lender therefor.
9.5	Letters Subject to an Order
            Subject to Section 13.2, the Borrower shall pay to the Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order; payment in respect of each such Letter shall be due forthwith upon demand.
9.6	Currency of Repayment
            All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES
10.1	Representations and Warranties
            To induce the Lenders and the Agents to enter into this agreement and to induce the Lenders to extend credit hereunder, the Borrower hereby represents and warrants to the Lenders and the Agents, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Lenders and the Agents are relying upon such representations and warranties in entering into this agreement and in extending credit hereunder:
(a)	Status and Power of Subject Entities. Each Subject Entity is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation. Each Subject Entity is duly qualified, registered or licensed in all jurisdictions where the failure to do so would reasonably be expected to have a Material Adverse Effect. Each Subject Entity has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted. Each Obligor has all requisite corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which is a party.
(b)	Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party. Each Obligor has duly executed and delivered the Credit Documents to which it is a party. The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.
(c)	Compliance with Other Instruments. The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party.
(d)	Financial Statements. The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements. The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Borrower throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower, the Borrower does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.
(e)	Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Subject Entity) pending or threatened in writing against or affecting any Subject Entity before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.
(f)	Title to Assets. Each Subject Entity has good title to all of its material property, assets and undertaking, free from any Lien other than the Permitted Liens.
(g)	Conduct of Business. No Subject Entity is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) and which could reasonably be expected to have a Material Adverse Effect. Each Subject Entity holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.
(h)	Outstanding Defaults. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Subject Entity is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i)	Solvency Proceedings. No Subject Entity has:
(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;
(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;
(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;
(v)	filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or
(vi)	been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Subject Entity with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.
(j)	Tax Returns and Taxes. Each Subject Entity has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.
(k)	Expropriation. There is no present or threatened (in writing) expropriation of the property or assets of any Subject Entity, which expropriation could reasonably be expected to have a Material Adverse Effect.

(l)	Environmental Compliance.
(i)	All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;
(ii) There are no pending or threatened (in writing)
(A)	claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any

Environmental Law which, if proved, could reasonably be expected to have a Material Adverse Effect;
(B)	complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;
(iii)	There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Company that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;
(iv)	Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and
(v)	No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.
(m)	Material Operating Subsidiaries and Partnerships. There are no Material Operating Subsidiaries other than as set forth in, and subject to, the last sentence of the definition thereof and those Material Operating Subsidiaries which are or will hereafter identified in compliance certificates delivered to the Processing Agent pursuant to Section 11.1(a)(iii). No Subject Entity is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Subject Entity arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.
(n)	Corporate Structure. As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Processing Agent in accordance with Section 11.1(a)(v), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Borrower and all of its Subsidiaries and evidences (i) intercorporate share ownership and (ii) ownership of operating mines.
(o)	Assets Insured. The property and assets of each Subject Entity are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Subject Entity insured thereunder of the full amount of any material insured loss.
(p)	No Omissions. None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.
10.2	Survival of Representations and Warranties
            All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, notwithstanding any investigation made at any time by or on behalf of either Agent or any of the Lenders.
10.3	Title Representation Deemed Correct in Certain Circumstances
            The representation and warranty in Section 10.1(f) is made by the Borrower as at the date hereof and thereafter shall for purposes of this agreement be deemed to be correct, except if the Administrative Agent has given the Borrower a notice in respect thereof as contemplated by Section 13.1(e).
ARTICLE 11
COVENANTS
11.1	Affirmative Covenants
            The Borrower hereby covenants and agrees with the Agents and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, or unless waived in writing in accordance with Section 14.14:
(a)	Financial Reporting. The Borrower shall furnish the Processing Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Processing Agent):
(i)	within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year and the auditors’ report thereon in form and substance satisfactory to the Administrative Agent;
(ii)	within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year and within 85 days after the end of the fourth Fiscal Quarter of each Fiscal Year, copies of the unaudited consolidated financial statements of the Borrower in form and substance satisfactory to the Administrative Agent;

(iii)	concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower;
(iv)	within 90 days after the end of each Fiscal Year, an annual budget (including a cash flow forecast, gold production projections and a capital expenditures plan) of the Borrower in respect of the next period of three Fiscal Years including the then current Fiscal Year;
(v)	concurrent with the deliveries in clause (iii) above, an updated Schedule G reflecting any changes in the then current Schedule G, which updated Schedule G shall thereafter be deemed to be the form of Schedule G attached hereto; and
(vi)	such other statements, reports and information as the Processing Agent on the instructions of the Majority Lenders may reasonably request from time to time, including, any information that may be reasonably requested in respect of any Permitted Acquisition.
(b)	Copies of Public Filings. The Borrower shall, upon request, furnish the Processing Agent with copies of all documents which are filed by any Obligor with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.
(c)	Use of Proceeds. The Borrower shall apply all of the proceeds of the Credit Facility towards refinancing the Existing Credit Agreements in their entirety and otherwise for general corporate purposes including the financing of Permitted Acquisitions.
(d)	Insurance. The Borrower shall, and shall cause each other Subject Entity to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with standard industry practice and otherwise upon terms satisfactory to the Administrative Agent acting reasonably, all of the Subject Entities’ assets, property and undertaking.
(e)	Access to Senior Financial Officers. Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause other Subject Entity to, make available its senior financial officers to answer questions concerning such Subject Entity’s business and affairs.
(f)	Reimbursement of Expenses. The Borrower shall (i) reimburse each Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of such Agent (including, without limitation, the reasonable fees, disbursements and other charges of one primary counsel and any local or special counsel to either Agent in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and (ii) reimburse each Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.
(g)	Notice of Expropriation or Condemnation and Title Issues. The Borrower shall promptly notify the Administrative Agent of the commencement or the written threat of any expropriation or condemnation of any of the material assets, property or undertaking of any Subject Entity or of the institution of any proceedings related thereto. In the event that the Borrower shall become aware of any Liens on, or title problems in respect of, any material property of any Subject Entity that would result in such Subject Entity not having good title (or the equivalent in all relevant jurisdictions) to all of its material property, free and clear of all Liens, other than Permitted Liens, the Borrower shall, and shall cause the other Subject Entities to, promptly take all such commercially reasonable actions as may be required for such Subject Entity to acquire good title (or the equivalent in all relevant jurisdictions) to all of its material property, free and clear of all Liens, other than Permitted Liens.
(h)	Inspection of Assets and Operations. The Borrower shall, and shall cause the other Subject Entities to, permit representatives of the Administrative Agent from time to time and representatives of the Lenders (but no more than once in any particular Fiscal Year with respect to any particular Lender) to inspect the assets, property or undertaking of any Subject Entity and for that purpose to enter on any property which is owned and controlled by any Subject Entity and where any of the assets, property or undertaking of the Subject Entities may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice.
(i)	Change of Name, Office or Other Information. The Borrower shall notify the Processing Agent in writing promptly of any change in (i) the corporate name of any Obligor or (ii) the jurisdiction of incorporation of any Obligor.
(j)	Corporate Existence. Except as contemplated by any Permitted Reorganization, the Borrower shall, and shall cause each other Subject Entity to, maintain its corporate existence in good standing. The Borrower shall, and shall cause each other Subject Entity to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.
(k)	Conduct of Business. The Borrower shall, and shall cause each other Subject Entity to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each other Subject Entity to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where failure to do so could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each other Subject Entity to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.
(l)	Taxes. The Borrower shall pay, and shall cause each other Subject Entity to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles while forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest.
(m)	Notice of Litigation. The Borrower shall promptly notify the Processing Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Subject Entity) commenced or threatened in writing against or affecting any Subject Entity before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.
(n)	Environmental Matters. The Borrower shall, and shall cause each other Company to, as soon as practicable and in any event within 30 days, notify the Processing Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect, and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Processing Agent may reasonably request from time to time to evidence compliance with this Section 11.1(n).
(o)	Tangible Net Worth. The Borrower shall, at all times, maintain Tangible Net Worth in an amount greater than U.S.$6,500,000,000.
(p)	Total Indebtedness to Tangible Net Worth Ratio. The Borrower shall, at all times, maintain the Total Indebtedness to Tangible Net Worth Ratio to be less than or equal to 1.00:1.

(q)	Books and Records. The Borrower shall, and shall cause each other Subject Entity to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours.
(r)	Notice of Default or Event of Default. Upon the occurrence of either a Default or an Event of Default of which the Borrower is aware, the Borrower shall promptly deliver to the Processing Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto.
(s)	Risk Management. The Borrower shall, and shall cause each other Subject Entity to, at all times comply with the Agreed Risk Management Policy.
(t)	Pari Passu. The Borrower shall ensure that the payment obligations of each Obligor under this agreement and each other Credit Document to which such Obligor is a party rank at least pari passu in right of payment with all of such Obligor’s present and future other unsecured Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of applicable law.
(u)	Rating of the Borrower. The Borrower shall forthwith provide notice to the Agents of (x) any change in any existing Rating or (y) any obtaining of a new solicited and published Rating.
11.2	Restrictive Covenants
            The Borrower hereby covenants and agrees with the Agents and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, or unless waived in writing in accordance with Section 14.14:
(a)	Liens. The Borrower shall not, and shall not permit or suffer any other Subject Entity to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.
(b)	Corporate Existence. The Borrower shall not, and shall not permit or suffer any other Subject Entity to, take part in any amalgamation, merger, dissolution, winding up, corporate reorganization, capital reorganization or similar proceeding or arrangement other than any Permitted Reorganization.
(c)	Disposition of Material Operating Subsidiaries. The Borrower shall not, and shall not suffer or permit any other Subject Entity, to sell, transfer or otherwise dispose of any ownership interest in (x) any Shares of any Subsidiary if as a result thereof the Borrower would cease to own, directly or indirectly, 100% of the

Shares of each Material Operating Subsidiary, (y) a material portion of the assets of any Material Operating Subsidiary or (z) any other assets of any Material Operating Subsidiary which would result (based on pro forma calculations as at the time of such disposition) in such Material Operating Subsidiary ceasing to constitute a Material Operating Subsidiary).
(d)	Distributions. The Borrower shall not make any Distribution if (x) a Default has occurred and is continuing at the time of making any such Distribution or (y) a Default would arise immediately after the making of any such Distribution.
(e)	Indebtedness of the Subject Entities. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, create, incur, assume or suffer to exist any Project Debt or any Permitted Acquisition Indebtedness or any other Indebtedness other than Permitted Indebtedness.
(f)	Indebtedness of the Non-Guaranteeing Material Operating Subsidiary Companies. The Borrower shall not suffer or permit the aggregate Indebtedness (without duplication) of the Non-Guaranteeing Material Operating Subsidiary Companies at any particular time to exceed 15% of Tangible Net Worth at such time.
(g)	Acquisitions. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, make any Acquisitions other than Permitted Acquisitions.
(h)	Alumbrera Project. The Borrower shall not suffer or permit any of its Subsidiaries that directly or indirectly has an ownership interest in the Alumbrera Project to create, incur, assume or suffer to exist any Indebtedness excluding Indebtedness owed to the Borrower or any of its Subsidiaries that has such an ownership interest.
(i)	Risk Management. The Borrower shall not amend or modify the Agreed Risk Management Policy if, as a result of such amendment or modification, the Borrower, on a consolidated basis, would be permitted thereunder, on a consolidated basis, to hedge in excess of 75% of its annual gold production.
11.3	Performance of Covenants by Administrative Agent
            The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which the Borrower fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.
ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT
12.1	Conditions Precedent to All Credit
            The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:
(a)	the Borrower shall have complied with the requirements of Article 4, 5 or 6, as the case may be, in respect of the relevant credit;
(b)	no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;
(c)	the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date; and
(d)	the Credit Facility has not been terminated pursuant to Section 2.4.
12.2          Conditions Precedent to Effectiveness of Agreement. The obligations of the Lenders to extend credit by way of the initial drawdown under the Credit Facility is subject to the fulfilment, on or prior to May 31, 2007, of the following conditions precedent at the time, or immediately following, such extension of credit:
(a)	the conditions precedent set forth in Section 12.1 have been fulfilled;
(b)	the Guarantor shall have executed and delivered to the Administrative Agent the Guarantee;
(c)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:
(i)	a duly certified copy of the articles of incorporation or amalgamation and by-laws of each Obligor;
(ii)	a certificate of status or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated;
(iii)	a duly certified copy of the resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under the Credit Documents to which such Obligor is a signatory;

(iv)	a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which each Obligor is a signatory;
(v)	a certificate of a senior officer of each Obligor, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the initial extension of credit under the Credit Facility; and
(vi)	a compliance certificate of the Borrower as of the date of the initial extension of credit, satisfactory to the Lenders and giving effect to such initial extension of credit (all calculations in respect of the financial covenants hereunder shall be based on the financial information of the Borrower for the 2006 Fiscal Year and adjusted for such initial extension of credit and the repayment of all Indebtedness under the Existing Credit Agreements pursuant to Section 12.2(g), which compliance certificate shall also set out the Leverage Ratio for the second immediately preceding Fiscal Quarter;
(d)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent and the Lenders:
(i)	an opinion of counsel to the Obligors, addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of the Obligors, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which the Obligors are a party in the jurisdiction of incorporation of the Obligors and in the Province of Ontario and such other matters as the Lenders may reasonably request; and
(ii)	an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Lenders in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of the Obligors under, and the enforceability against the Obligors of, the Credit Documents which are governed by the laws of the Province of Ontario);
(e)	there has not occurred a Material Adverse Change since December 31, 2006;
(f)	the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein;
(g)	all outstanding Indebtedness of the Borrower under the Existing Credit Agreements have been repaid in full and all commitments of the lenders thereunder have been terminated and all guarantees in connection therewith have been released and discharged; and

(h)	the Borrower shall have paid to the Agents and the Lenders all fees and expenses required to be paid on or before the initial extension of credit under the Credit Facility.
12.3	Waiver
            The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Agents and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any other extension of credit.
ARTICLE 13
DEFAULT AND REMEDIES
13.1	Events of Default
            Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:
(a)	the breach by the Borrower of the provisions of Section 9.1;
(b)	the failure of any Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 9.1) within five Banking Days after the payment is due;
(c)	the commencement by any Subject Entity or by any other Person of proceedings for the dissolution, liquidation or winding up of such Subject Entity or for the suspension of operations of such Subject Entity (other than such proceedings commenced to facilitate a Permitted Reorganization or by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);
(d)	if any Subject Entity ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)	if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to either Agent by any Obligor proves to have been incorrect in any material respect when made or furnished and continues to be incorrect in any material respect for thirty days after the Administrative Agent has given the Borrower notice thereof;
(f)	if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Subject Entity in connection with any judgment against it in an amount of at least U.S.$25,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;
(g)	the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which either Agent or any of the Lenders is a party and such breach or failure continues for ten Banking Days after the Administrative Agent has given the Borrower notice of such breach or failure;
(h)	if one or more encumbrancers, liens or landlords take possession of any part of the property of any Subject Entity or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least U.S.$25,000,000;
(i)	if any Subject Entity fails to pay any amount of at least U.S. $25,000,000 when due, whether at maturity, upon acceleration, demand or otherwise;
(j)	any Person or combination of Persons acting in concert acquires direct or indirect beneficial ownership of more than 33 1/3% of the outstanding voting securities of the Borrower and such change of ownership has not been consented to by the Majority Lenders;
(k)	any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Agents, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Credit Document;

(l)	a Material Adverse Change occurs;
(m)	the Obligors, collectively, cease to own directly (whether as partners or otherwise) 100% of the Red Lake Mines; or
(n)	the Borrower ceases to own, directly or indirectly, at a minimum the same percentage ownership interest of the Alumbrera Project as at the date hereof;
the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this agreement (including the then contingent liability of the Issuing Lender under all Letters) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above). Upon the payment by the Borrower to the Issuing Lender of the then contingent liability under all outstanding Letters, the Borrower shall have no further liability to the Issuing Lender with respect to such Letters.
13.2	Refund of Overpayments
            With respect to each Letter for which the Issuing Lender has been paid all of its contingent liability pursuant to Section 9.5 or 13.1 and provided that all amounts due by the Borrower to the Issuing Lender under Section 9.5 or 13.1 have been paid, the Issuing Lender agrees to pay to the Borrower, upon the later of:
(a)	if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b)	the earlier of:
(i)	the date on which either the original counterpart of such Letter is returned to the Issuing Lender for cancellation or the Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)	the expiry of such Letter; and
(iii)	(where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by the Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing Lender for amounts paid by it under or in connection with such Letter (the Issuing Lender having the right to so appropriate such funds).
13.3	Remedies Cumulative
            The Borrower expressly agrees that the rights and remedies of the Agents and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by either Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which such Agent or Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by either Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.
13.4	Set-Off
            In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, each Agent and Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by such Agent or Lender to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to such Agent or Lender, as the case may be, under the Credit Documents.
ARTICLE 14
THE AGENTS
14.1	Appointment and Authorization of Agents
            Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize each Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to such Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto. Neither Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that each Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.
14.2	Interest Holders
            Each Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.
14.3	Consultation with Counsel
            Each Agent may consult with legal counsel selected by it as counsel for such Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.
14.4	Documents
            Neither Agent shall be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and each Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.
14.5	Agents as Lenders
            With respect to those portions of the Credit Facility made available by it, each Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not an Agent. Each Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its Affiliates and Persons doing business with the Borrower and/or any of its Affiliates as if it were not an Agent and without any obligation to account to the Lenders therefor.
14.6	Responsibility of Agents
            The duties and obligations of the Agents to the Lenders under the Credit Documents are only those expressly set forth herein. Neither Agent shall have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. Each Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless such Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7	Action by Agents
            Each Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Guarantee or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. Neither Agent shall incur any liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. Each Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders. In respect of any notice by or action taken by either Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of such Agent to so notify or act.
14.8	Notice of Events of Default
            In the event that either Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, such Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and neither Agent shall be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request either Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, such Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed such Agent not to take such action or assert such rights, in no event shall such Agent act contrary to such instructions unless required by law to do so.
14.9	Responsibility Disclaimed
            Neither Agent shall be under any liability or responsibility whatsoever as agent hereunder:
(a)	to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

(b)	to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, the Borrower of any of its obligations under any of the Credit Documents; or
(c)	to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.
14.10	Indemnification
            The Lenders agree to indemnify each Agent (to the extent not reimbursed by the Borrower) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by such Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to either Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of such Agent.
14.11	Credit Decision
            Each Lender represents and warrants to each Agent that:
(a)	in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrower and that it has made an independent credit judgment without reliance upon any information furnished by such Agent; and
(b)	so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Borrower.
14.12	Successor Agents
            Subject to the appointment and acceptance of a successor Administrative Agent or Processing Agent, as the case may be, as provided below, the Administrative Agent or the Processing Agent, as the case may be, may, with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Agent is an Affiliate or Subsidiary of the retiring Agent on the date hereof or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), appoint a successor Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of Cdn. $250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent or Processing Agent, as the case may be, hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Agent (in its capacity as Agent but not in its capacity as a Lender) and the retiring Agent shall be discharged from its duties and obligations hereunder (in its capacity as Agent but not in its capacity as a Lender). After any retiring Agent’s resignation hereunder as the Administrative Agent or the Processing Agent, as the case may be, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as an Agent.
14.13	Delegation by Agents
            Each Agent shall have the right to delegate any of its duties or obligations hereunder as Agent to any Affiliate of such Agent so long as such Agent shall not thereby be relieved of such duties or obligations.
14.14	Waivers and Amendments
(a)	Subject to Sections 14.14(b) — (d) any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.
(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:
(i)	increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender with respect to the Credit Facility;

(ii)	extend the Maturity Date;
(iii)	extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Processing Agent in respect of the Credit Facility;

(iv)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;
(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;
(vi)	permit any subordination of any of the Indebtedness of the Obligors under the Credit Documents;

(vii)	release or discharge the Guarantee, in whole or in part; or

(viii)	alter the terms of this Section 14.14, 14.16 or 14.17.
(c)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of either Agent, the Overdraft Lender or the Issuing Lender shall be effective without the prior written consent of such party.
(d)	Without the prior written consent of the Issuing Lender, no amendment to or waiver of Article 14 or any other provision hereof to the extent it affects the rights or obligations of the Issuing Lender shall be effective.
14.15	Determination by Agents Conclusive and Binding
            Any determination to be made by either Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by such Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.
14.16	Adjustments among Lenders after Acceleration
(a)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.
(b)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.
(c)	For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.
(d)	The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.
14.17	Redistribution of Payment
            If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.
14.18	Distribution of Notices
            Except as otherwise expressly provided herein, promptly after receipt by either Agent of any notice or other document which is delivered to such Agent hereunder on behalf of the Lenders, such Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19          Entering into Contracts. Each Lender hereby irrevocably authorizes the Administrative Agent to enter into the Guarantee as agent for and on behalf of such Lender and Borrower hereby expressly acknowledges the authority of the Administrative Agent to enter into the Guarantee.
ARTICLE 15
MISCELLANEOUS
15.1	Notices
            All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.
15.2	Severability
            Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.
15.3	Counterparts
            This agreement may be executed and delivered in one or more original or faxed signed counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.
15.4	Successors and Assigns
            This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
15.5	Assignment
(a)	Neither the Credit Documents nor the benefit thereof may, without the consent of each Lender, be assigned by the Borrower.

(b)	A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder; provided, that no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender with the relevant Individual Commitment at the date hereof would have been entitled to receive in respect of the amount of the participation transferred by such Lender to such Participant had no such transfer occurred.
(c)	With the prior written consent of (i) the Borrower (which consent shall not be required (x) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose at the time of the assignment on the Borrower any liability under Section 8.6 or (y) in circumstances where an Event of Default has occurred and is continuing), (ii) the Issuing Lender, (iii) the Overdraft Lender and (iv) the Agents, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (but not less than the lesser of (x) U.S.$5,000,000 and (y) the entirety of its Individual Commitment) to one or more Persons (“Purchasing Lenders”), provided that such consent is not required in the case of the sale by a Schedule II Lender to its Affiliate that is listed in Schedule III to the Bank Act (Canada). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Processing Agent an assignment fee in the amount of U.S.$3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitments and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.1, unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each Agent and the Borrower. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the

Purchasing Lender as a Lender with the specific Individual Commitment, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender.
(d)	The Borrower authorizes each Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Borrower which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Obligors prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any Person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.
15.6	Entire Agreement
            This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof (including, without limitation, the Engagement Letter).
15.7	Further Assurances
            The Borrower shall from time to time and at all times hereafter, upon every reasonable request of either Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of such Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto and thereto.
15.8	Judgment Currency
(a)	If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:
(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the “Judgment Conversion Date”).
(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.
(c)	Any amount due from the Borrower under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.
(d)	The term “rate of exchange” in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

     IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Goldcorp Inc.
Park Place
3400-666 Burrard Street
Vancouver, British Columbia V6C 2X8
Attention:	Executive Vice President
and Chief Financial Officer and
Vice President and Treasurer
Telefax:	(604) 696-3001

GOLDCORP INC.

By:	/s/ Lindsay Hall
	Name:	Lindsay Hall
	Title:	Executive Vice President & CFO

By:	/s/ Paula Rogers
	Name:	Paula Rogers
	Title:	Vice President & Treasurer

Bank of Montreal
Loan Products Group
885 West Georgia St., Suite 1800
Vancouver, BC V6C 3E8

Attention:	Jerry Kaye
Vice-President
Telefax:	(604) 443-1408

BANK OF MONTREAL, as Administrative Agent

By:	/s/ Jerry Kaye
	Name:	Jerry Kaye
	Title:	Vice President

By:
Name:
Title:

Bank of Montreal
Loan Products Group
885 West Georgia St., Suite 1800
Vancouver, BC V6C 3E8

Attention:	Jerry Kaye
Vice-President
Telefax:	(604) 443-1408

BANK OF MONTREAL

By:	/s/ Jerry Kaye
	Name:	Jerry Kaye
	Title:	Vice President

By:
Name:
Title:

The Bank of Nova Scotia
Corporate Banking — Loan Syndications
40 King St. West - 62nd Floor
Toronto, Ontario M5W 2X6

Attention:	Managing Director
Telefax:	(416) 866-2009

with a copy to:

Attention:	Managing Director
Telefax:	(416) 866-3329

THE BANK OF NOVA SCOTIA, as Processing Agent

By:	/s/ Michael K. Eddy
	Name:	Michael K. Eddy
	Title:	Director-Mining

By:	/s/ Alexander Mihailovich
	Name:	Alexander Mihailovich
	Title:	Associate Director

The Bank of Nova Scotia
Corporate Banking — Mining
Scotia Plaza, 62nd Floor
40 King Street West
Toronto, Ontario M5W 2X6

Attention:	Managing Director
Telefax:	(416) 866-2009

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ Michael K. Eddy
	Name:	Michael K. Eddy
	Title:	Director-Mining

By:	/s/ Alexander Mihailovich
	Name:	Alexander Mihailovich
	Title:	Associate Director

Canadian Imperial Bank of Commerce
BCE Place
161 Bay Street, 8th Floor
Toronto, ON M5J 2S8

Attention:	E.G. Ramsay Executive Director
Telefax:	(416) 594-8347

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ E.G. Ramsay

	Name:	E.G. Ramsay
	Title:	Executive Director

By:	/s/ Jens Paterson

	Name:	Jens Paterson
	Title:	Executive Director

Citibank N.A., Canadian Branch
Suite 4301-400 3rd Avenue SW
Calgary, AB T2P 4H2

Attention:	Matt van Remmen,
Vice President
Telefax:	(403) 398-1693

CITIBANK N.A., CANADIAN BRANCH

By:	[Illegible]
Name:
Title:

By:
Name:
Title:

JPMorgan Chase Bank, N.A., Toronto Branch
200 Bay Street, Suite 1800
Royal Bank Plaza, South Tower
Toronto, ON M5J 2J2

Attention:	Ramona Sankar,
Account Manager
Telefax:	(416) 981-9128

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

By:	/s/ Sara Collins
	Name:	Sara Collins
	Title:	Executive Director

By:
Name:
Title:

Deutsche Bank AG, Canada Branch
199 Bay Street
Commerce Court West, Suite 4700
Toronto, ON M5L 1E9

Attention:	Marcellus Lueung
Assistant Vice-President
Telefax:	(416) 682-8484

DEUTSCHE BANK AG, CANADA BRANCH

By:	/s/ Robert A. Johnston
	Name:	Robert A. Johnston
	Title:	Vice President

By:	/s/ Marcellus Leung
	Name:	Marcellus Leung
	Title:	Assistant Vice President

HSBC Bank USA, N.A. (Toronto Branch)
70 York Street
Toronto, ON M5J 1S9

Attention:	Maria Mendez-Tadak
Agency Services Officer
Telefax:	(716) 841-2291

HSBC BANK USA, N.A. (Toronto Branch)

By:	/s/ Jody Sanderson

	Name:	Jody Sanderson
	Title:	Authorized Signatory

By:

Name:
Title:

Merrill Lynch Capital Corporation
4 World Financial Center, 22nd Floor
New York, NY 10080

Attention:	Don Burkitt
Director
Telefax:	(212) 449-5681

MERRILL LYNCH CAPITAL CANADA INC.

By:	/s/ Marcelo Cosma
Name: Marcelo Cosma
Title: Vice President

By:
Name:
Title:

Morgan Stanley Senior Funding (Nova Scotia)
Suite 1900
1959 Upper Water Street
Halifax, NS B3J 2X2

Attention:	Lisa Malone
Telefax:	(718) 233-2132

MORGAN STANLEY SENIOR FUNDING (NOVA SCOTIA)

By:	/s/ Jaap L. Tonckens
	Name:	Jaap L. Tonckens
	Title:	Vice President

By:
Name:
Title:

Royal Bank of Canada
20 King Street West, 7th Floor
Toronto, ON M5H 1C4

Attention:	Stam Fountoulakis
Vice President
Telefax:	(416) 842-3791

ROYAL BANK OF CANADA

By:	/s/ Stam Fountoulakis
	Name:	Stam Fountoulakis
	Title:	Authorized Signatory

By:
Name:
Title:

Société Générale (Canada Branch)
1501 McGill College Avenue,
Suite 1800
Montreal, PQ H3A 3M8

Attention:	Mariette Jean
Senior Loan Administrator
Telefax:	(514) 841-6250

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By:	/s/ Benoit Desmarais
	Name:	Benoit Desmarais
	Title:	Managing Director

By:	/s/ Paul Primavesi
	Name:	Paul Primavesi
	Title:	Vice President

UBS AG Canada Branch
161 Bay Street, Suite 4100
BCE Place
Toronto, ON M5J 2S1

Attention:	Amy Fung, Director
Telefax:	(416) 350-4860

UBS AG CANADA BRANCH

By:	/s/ Amy Fung
	Name:	Amy Fung
	Title:	Director

By:	/s/ Stephen Gerry
	Name:	Stephen Gerry
	Title:	Director

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment

Bank of Montreal

The Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Citibank N.A., Canadian Branch

JPMorgan Chase Bank, N.A., Toronto Branch

Deutsche Bank AG, Canada Branch

HSBC Bank USA, National Association

Merrill Lynch Capital Corporation

Morgan Stanley Senior Funding (Nova Scotia)

Royal Bank of Canada

Société Générale (Canada Branch)

UBS AG Canada Branch

SCHEDULE B
COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA
                    I,                     , the [senior financial officer] of Goldcorp Inc., hereby certify that:
1.	I am the duly appointed [senior financial officer] of Goldcorp Inc., the Borrower named in the credit agreement made as of May 18, 2007, as amended (the “Credit Agreement”) between Goldcorp Inc., the Lenders named therein, Bank of Montreal, as administrative agent of the Lenders, and The Bank of Nova Scotia, as processing agent of the Lenders and as such I am providing this Certificate for and on behalf of Goldcorp Inc. pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article, 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending ___, the amounts and financial ratios as contained in Sections 11.1(o) and (p) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

		Actual	Required Amount
Amount
(a)	Tangible Net Worth		U.S. $6,500,000,000
(b)	Total Indebtedness to Tangible Net Worth Ratio		≤ 1.00:1
1As for the relevant period ending ___, the Leverage Ratio is as follows and detailed calculations thereof are attached hereto:

Actual Amount
Leverage Ratio	:1
The attached calculation worksheet as at the relevant period ending accurately sets out the information therein contained.

[1]	The Borrower only need report with respect to the Leverage Ratio until a Rating is obtained.

4.	As at the last day of the Fiscal Quarter ending <*>, <*>, the [2]Material Operating Subsidiaries are as follows:

Material Operating	Rolling EBITDA	% of Adjusted
Subsidiary	attributable to	EBITDA for such
	Material Operating	Fiscal Quarter
Subsidiary for such
Fiscal Quarter

(i) <*>	U.S. $<*>	<*>%
(ii) <*>	U.S. $<*>	<*>%
(iii) <*>	U.S. $<*>	<*>%
(iv) <*>	U.S. $<*>	<*>%
5.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.
DATED this            day of                     , 20     .

(Signature)

(Name — please print)

(Title of Senior Financial Officer)

[2]	Note inclusions and exclusions in the definition of “Material Operating Subsidiaries”.

CALCULATION WORKSHEET
Tangible Net Worth
          Actual:

Equity as of financial statements dated [ ]	U.S.$
Less:
Goodwill and other Intangible Assets	U.S.$( )
Tangible Net Worth	U.S.$(A)
          Minimum Required:

Minimum Level	US$6,500,000,000
          Compliance [Yes]/[No]
Total Indebtedness to Tangible Net Worth Rate
Indebtedness

Description	Amount
[itemize]

Total Indebtedness	U.S.$ (B)

Tangible Net Worth	U.S.$ (A)

Total Indebtedness to Tangible Net Worth	<*>:1

Minimum Requirement	1:1

Leverage Ratio

Total Indebtedness	U.S.$ (B)

Cash:

(C)

Net Indebtedness (B — C)	U.S.$ (D)

Rolling EBITDA	U.S. $ (E)

Leverage Ratio (Actual)	(D:E)

SCHEDULE C
FORM OF ASSIGNMENT
Dated __________, 20___
          Reference is made to the credit agreement made as of May 18, 2007, as amended (the “Credit Agreement”), between Goldcorp Inc., as borrower, the Lenders named therein, Bank of Montreal, as administrative agent of the Lenders, and The Bank of Nova Scotia, as processing agent of the Lenders. Terms defined in the Credit Agreement are used herein as therein defined.
                          (the “Assignor”) and                      (the “Assignee”) agree as follows:
(a)	The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ___% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

(b)	The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is U.S. $___(without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is U.S. $___(without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Agents and the Borrower of the assignment to the Assignee hereunder.

(c)	The effective date of this Assignment (the “Effective Date”) shall be the later of ___and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Agents in accordance with Section 15.5(c) of the Credit Agreement.

(d)	The Assignee hereby agrees to the specific Individual Commitment of U.S. $___with respect to the Credit Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e)	As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)	The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.
          This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Title:

[ASSIGNEE]
By:
Title:

Address

Attention:

Telefax:

Acknowledged and agreed to as of this                      day of                      , 20     .

BANK OF MONTREAL, as Administrative Agent

By:

Name:
Title:
Acknowledged and agreed to as of this                      day of                     , 20     .

THE BANK OF NOVA SCOTIA, as Processing Agent

By:

Name:
Title:
Acknowledged and agreed to as of this                      day of                     , 20     .

THE BANK OF NOVA SCOTIA, as Issuing Lender

By:

Name:
Title:
Acknowledged and agreed to as of this                      day of                     , 20     .

THE BANK OF NOVA SCOTIA, as Overdraft Lender

By:

Name:
Title:
Acknowledged and agreed to as of this                      day of                     , 20     .

3GOLDCORP INC.

By:

Name:
Title:

[3]	Required if no Default outstanding.

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO:	The Bank of Nova Scotia, as Processing Agent

WBO — Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
Facsimile: (416) 866-5991

With a copy to Corporate Banking — Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Att: Managing Director
Facsimile: (416) 866-3329

RE:	Credit Agreement made as of May 18, 2007, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Goldcorp Inc., as borrower, the Lenders named therein, Bank of Montreal, as administrative agent of the Lenders, and The Bank of Nova Scotia, as processing agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the
Credit Facility on [date of drawdown] as follows:

Availment Option:

Amount: U.S.$

If LIBOR Loan, Interest Period:

If Letter, (a copy being attached hereto):

Type and Currency of Letter:

If issued on behalf of a Subsidiary as well as on behalf of the undersigned, the name of such
Subsidiary:

Date of Issuance:

Named Beneficiary:

Maturity Date:

Amount: [Cdn./U.S.]$

Other Terms:
[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to                      and this shall be your good and sufficient authority for so doing.]
          All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.
          DATED the            day of                     , 20     .

GOLDCORP INC.
By:
Name:
Title:

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO:	The Bank of Nova Scotia, as Processing Agent

WBO — Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
Facsimile: (416) 866-5991

With a copy to Corporate Banking — Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Att: Managing Director
Facsimile: (416) 866-3329

RE:	Credit Agreement made as of May 18, 2007, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Goldcorp Inc., as borrower, the Lenders named therein, Bank of Montreal, as administrative agent of the Lenders, and The Bank of Nova Scotia, as processing agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the
Credit Facility on [date of rollover] as follows:
LIBOR Loans

Maturity Date of Maturing LIBOR Loan
Principal Amount of Maturing LIBOR Loan	U.S.$
Portion Thereof to be Replaced	U.S.$
Interest Period of New LIBOR Loan	months

          All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.
          DATED the            day of                     , 20     .

GOLDCORP INC.
By:
Name:
Title:

SCHEDULE F
FORM OF CONVERSION NOTICE

TO:	The Bank of Nova Scotia, as Processing Agent

WBO — Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
Facsimile: (416) 866-5991

With a copy to Corporate Banking — Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Att: Managing Director
Facsimile: (416) 866-3329

RE:	Credit Agreement made as of May 18, 2007, as amended, modified, supplemented or replaced form time to time (the “Credit Agreement”) between Goldcorp Inc., as borrower, the Lenders named therein, Bank of Montreal, as administrative agent of the Lenders, and The Bank of Nova Scotia, as processing agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the
Credit Facility on [date of conversion] as follows:
[Choose as appropriate]

Converting From	Converting Into

LIBOR Loans
	Principal	U.S.$
Amount of
New LIBOR Loan
	Interest	months
Period of
New LIBOR Loan

LIBOR Loans

Maturity Date of
Maturing LIBOR Loan
Principal Amount of U.S.$

Maturing LIBOR Loan
Portion Thereof to	U.S.$
be converted
Base Rate Canada Loan
Base Rate Canada Loans
		Principal	U.S.$
Principal Amount	U.S.$	Amount of
of Base Rate		New Base Rate
Canada Loan		Canada Loan
to be converted
Portion Thereof	U.S.$
to be converted
All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.
          DATED the            day of                     , 20     .

GOLDCORP INC.
By:
Name:
Title:

SCHEDULE G
CORPORATE STRUCTURE

SCHEDULE H
REIMBURSEMENT INSTRUMENT

TO:	The Bank of Nova Scotia (the “Issuing Lender”)

RE:	Credit Agreement made as of May 18, 2007, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Goldcorp Inc., as borrower, the Lenders named therein, Bank of Montreal, as administrative agent of the Lenders, and The Bank of Nova Scotia, as processing agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the Issuing Lender the amount of each and any demand or other request for payment presented to and paid by the Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by the Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).
     DATED as of the            day of                     ,           .

[NAME OF SUBSIDIARY]
By:

By:

SCHEDULE I
APPLICABLE RATES
Leverage Ratio Pricing Grid

LIBOR Loan
		Base Rate	interest rate
		Canada Loan	margin and
	Leverage	interest rate	Letter issuance	Standby	Utilization
Level	Ratio	margin	fee rate	fee rate	Fee rate
I			per annum	per annum	per annum
II			per annum	per annum	per annum
III			per annum	per annum	per annum
IV			per annum	per annum	per annum

Rating Pricing Grid

LIBOR Loan
		Base Rate	interest rate
		Canada Loan	margin and
		interest rate	Letter issuance	Standby	Utilization
Level	Rating	margin	fee rate	fee rate	Fee rate
I			per annum	per annum	per annum
II			per annum	per annum	per annum
III			per annum	per annum	per annum
IV			per annum	per annum	per annum
V			per annum	per annum	per annum